THIRD AMENDMENT
TO
PURCHASE AND SALE AGREEMENT

THIS THIRD AMENDMENT TO PURCHASE AND SALE AGREEMENT (hereinafter referred to as the "**Amendment**"), dated as of this ___ day of July, 2015, between **CSFB SKYMARK TOWER 2007-C2 LLC**, a Delaware limited liability company (herein called "**Seller**"), and **HARTMAN SKYMARK TOWER LLC**, a Texas limited liability company, as successor in interest by assignment (hereinafter referred to as the "**Buyer**").

RECITALS:

A. HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("**Original Buyer**") and Seller entered into that certain Purchase and Sale Agreement dated June 9, 2015, as amended by that certain First Amendment to Purchase and Sale Agreement dated as of June 29, 2015 (collectively, the "**Agreement**"), providing for the sale and purchase of the property commonly known as "Skymark Tower" located at 1521 North Cooper Street, Arlington, Tarrant County, Texas (the "**Property**") more particularly described in the Agreement.

B. Buyer is the successor in interest to Original Buyer pursuant to that certain Assignment and Assumption Agreement by and between Original Buyer and Buyer, dated as of July 10, 2015.

B. Buyer and Seller have agreed to amend the Agreement in certain respects.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Buyer and Seller agree as follows.

1. **Defined Terms**. All capitalized terms not defined herein shall have the meaning ascribed to such terms in the Agreement. Except as amended herein, the terms and conditions of the Agreement shall remain in full force and effect. In the event of a conflict between the terms of the Agreement and the terms of this Amendment, this Amendment shall govern and control.

2. **Closing Date/Closing Extension Deposit**. Pursuant to Section 4 of the Agreement, the Closing Date is hereby extended to September 2, 2015. Buyer shall deposit the Closing Extension Deposit, in the amount of ONE HUNDRED THOUSAND and NO/100 U.S. DOLLARS ($100,000.00), with the Title Company on or before 5:00 Central Time, July 31, 2015, said date being one (1) Business Day prior to the original Closing Date, August 3, 2015.

3. **Binding Agreement**. This Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

4. Ratification. The Agreement, as amended hereby, is in full force and effect and is hereby ratified, adopted and confirmed as hereby amended, and any attempts to terminate the Agreement by Buyer are hereby withdrawn.

5. Miscellaneous. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument. Delivery of an executed counterpart of this Amendment electronically or by telecopy shall be equally as effective as delivery of an original executed counterpart. Any party delivering an executed counterpart of this Amendment electronically or by telecopy shall also deliver an original executed counterpart of this Amendment, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability and binding effect of this Amendment. Signature, initial and acknowledgment pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one (1) executed document.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have executed this Third Amendment to Purchase and Sale Agreement as of the day and year first above written.

<u>**SELLER:**</u>

CSFB SKYMARK TOWER 2007-C2 LLC,
a Delaware limited liability company

By: U.S. Bank National Association, as Trustee, Successor-in-Interest to Bank of America, N.A., as Trustee, Successor-in-Interest to Wells Fargo Bank, N.A., as Trustee, for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2007-C2

By: Torchlight Loan Services, LLC,
a Delaware limited liability company,
its Special Servicer



By:
Name: Steven Nordyke
Title: Authorized Signatory

Date: 7/21 , 2015

[BUYER'S SIGNATURE FOLLOWS ON THE NEXT PAGE]

BUYER:

HARTMAN SKYMARK TOWER, LLC,
a Texas limited liability company

By: _____

     Allen R. Hartman, President

Date: July 21 , 2015